SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Bayer Aktiengesellschaft

Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   N/A

Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Announcement by

Bayer Aktiengesellschaft, 51368 Leverkusen, Germany

Pursuant to Article 25, Paragraph 1 of the

German Securities Trading Act (WpHG)

The Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA-90071, U.S.A., has notified us pursuant to Article 21, Paragraph 1 of the German Securities Trading Act (WpHG) that the proportion of voting rights it holds in our company exceeded the 10 % threshold on November 8, 2006, that since that date it has held 10.0852 % of the voting rights, and that all of these voting rights are attributable to it pursuant to Article 22, Paragraph 1, Sentence 1, No. 6 of the German Securities Trading Act.

Leverkusen, November 15, 2006

The Board of Management of Bayer Aktiengesellschaft

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER AKTIENGESELLSCHAFT
(Registrant)
By:	/s/ DR. ALEXANDER ROSAR
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ DR. ROLAND HARTWIG
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

Date: November 21, 2006